Exhibit 99.1

FARFETCH LIMITED

(THE “COMPANY”)

(incorporated in the Cayman Islands with limited liability) (NYSE TICKER: FTCH)

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 21, 2022 (or any adjournment thereof)

NOTICE is hereby given that the Annual General Meeting (the “AGM”) of the Company will be held at 10:00 a.m. Eastern Standard Time on Monday, November 21, 2022 at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands.

There is no special business to be considered and no proposal will be submitted to shareholders for approval at the AGM.

The Board of Directors of the Company has fixed the close of business on September 26, 2022 (Eastern Daylight Time), as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof in person or by proxy.

In order to be admitted into the AGM, shareholders must present government-issued photo identification (such as a driver’s licence) so that it can be determined by reference to the register of members of the Company that they are entitled to attend the AGM.

If a shareholder wishes to appoint a proxy, they can do so. A proxy form may be requested from 2022agm@farfetch.com.

Shareholders may obtain a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 free of charge from the Financials & Filings section of the Company’s investor relations website at www.farfetchinvestors.com and from the SEC’s website at www.sec.gov.

By order of the Board of Directors,

Farfetch Limited

/s/ José Neves
José Neves

Chair of the Board and Chief Executive Officer

London, United Kingdom October 21, 2022